FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

                   www.freegoldventures.com

Freegold trenching intersects 85 feet @ 34.8 g/tonne (1.01 oz/ton) gold over 5 foot widths among new high grade veins

•

Cleary Hill eastern extension – trenching along 185 foot strike length of 4” to 18” wide vein returns 39.5 g/tonne (1.15 oz/ton), including 75 foot section @ 83.4 g/tonne (2.4 oz/ton).

•

Wackwitz Vein - trenching discovers new five-foot wide zone averaging 16.4 g/tonne (0.48 oz/ton) over 235 feet – higher-grade section of 85 feet @ 34.8 g/tonne (1.01 oz/ton) includes 50 feet @ 53.1 g/tonne (1.5 oz/ton).

•

New 10 to +15 foot wide shear zone grading 2.2 g/tonne (0.065 oz/ton) over 220 feet, discovered 50 feet to the south of the Wackwitz vein.

•

All vein systems discovered in surface trenching remain open along strike.

•

Bulk sampling for grade confirmation and cash flow generation to commence in September

August 16, 2006, Vancouver, BC.  Freegold Ventures Limited ("Freegold") is pleased to report final assays from its June 2006 trenching program at its Golden Summit project outside Fairbanks, Alaska.  Assays now confirm the high-grade nature of these newly discovered vein systems immediately east and south of the historic Cleary Hill underground mine.

A total of 2,200 feet of trenching was completed in two areas.  Trenching to the east (BST0601 – BST0610) was   designed to test for the eastern extension of the historic high-grade Cleary Hill underground mine, while trenching to the west (WC0601 – WC0606 and CL0601 – CL0603), carried out 1,000 feet to the south of the Cleary Hill mine, was designed to further delineate a number of high grade veins and shear zones encountered in the October 2005 program.

Trenching commenced at the old Beistline shaft (1,300 feet southeast of the Cleary Hill mine).  A 12 to 25 foot wide shear zone was uncovered, and samples were taken along the 256-foot strike length of the most prominent quartz vein  (BST0601, BST0603 and BST0605).  The quartz veining averaged between 4” and 18” in width, and longitudinal assays averaged 39.58 g/tonne (1.15 oz/ton) over 185 feet, and included a higher-grade zone grading 83.4 g/tonne (2.4 oz/ton) over a 75-foot interval.   Assays from the trenches which intersected the shear zone at right angles included 5 feet at 25.3 g/tonne (0.74 oz/ton) and 5 feet at 30.7 g/tonne (0.90 oz/ton).

Significant Trench and Grab Sample Assays – Taken Along Strike of the Cleary Hill East Extension

Trench	From (foot)	To (foot)	Sample Width (feet)	Sample Type	Gold grade g/tonne	Gold grade oz/ton
BST0601	0	5	5	Trench	6.65	0.19
BST0601	10	15	5	Trench	4.87	0.14
BST0601	15	20	5	Trench	16.90	0.49
BST0601	40	45	5	Trench	36.50	1.07
BST0601	45	50	5	Trench	42.20	1.23

Trench	From (foot)	To (foot)	Sample Width (feet)	Sample Type	Gold grade g/tonne	Gold grade oz/ton
BST0601	55	60	5	Trench	19.50	0.57
BST0601	20			Grab	57.00	1.66
BST0601	23			Grab	64.20	1.87
BST0601	28			Grab	7.36	0.22
BST0601	29			Grab	5.79	0.17
BST0601	30			Grab	39.60	1.16
BST0601	30			Grab	42.60	1.24
BST0601	45			Grab	12.90	0.38
BST0603	15	20	5	Trench	6.15	0.18
BST0603	20	25	5	Trench	14.10	0.41
BST0603	25	30	5	Trench	10.75	0.31
BST0603	30	35	5	Trench	60.20	1.76
BST0603	35	40	5	Trench	55.90	1.63
BST0603	40	45	5	Trench	129.00	3.76
BST0603	45	50	5	Trench	176.50	5.15
BST0603	50	55	5	Trench	42.40	1.24
BST0603	65	70	5	Trench	101.50	2.96
BST0603	70	75	5	Trench	255.00	7.44
BST0603	75	80	5	Trench	239.00	6.97
BST0603	80	85	5	Trench	149.50	4.36
BST0603	85	90	5	Trench	6.94	0.20
BST0603	19			Grab	50.70	1.48
BST0603	39			Grab	17.00	0.50
BST0605	10	15	5	Trench	55.30	1.61
BST0605	30	35	5	Trench	17.70	0.52
BST0605	30			Grab	49.40	1.44

Additional delineation of the structure was conducted by a series of cross trenches spaced roughly 150 to 200 feet apart (BST0606, BST0607, BST0609 and BST0610).  The cross trenches traced the strike length of the shear an additional 1,000 feet to the northwest, with the final cross trench (BST0610) encountering the shear zone along strike and within 300 feet of the Banker’s Stope, the highest grade and most productive ore shoot within the Cleary Hill mine.

Significant Trench and Grab Sample Assays – Cleary Hill East Extension Cross Trenches

Trench	From (foot)	To (foot)	Sample Width (feet)	Sample Type	Gold grade g/tonne	Gold grade oz/ton
BST0606	10	15	5	Trench	1.64	0.05
BST0606	50	55	5	Trench	9.32	0.27
BST0606	54			Grab	33.90	0.99
BST0607	20	25	5	Trench	1.17	0.03
BST0607	30	35	5	Trench	1.83	0.05
BST0607	45	50	5	Trench	2.50	0.07
BST0607	7			Grab	12.30	0.36
BST0607	7			Grab	312.00	9.10
BST0607	32			Grab	5.30	0.16
BST0607	33.5			Grab	14.90	0.44

Trench	From (foot)	To (foot)	Sample Width (feet)	Sample Type	Gold grade g/tonne	Gold grade oz/ton
BST0609	75	80	5	Trench	6.02	0.18
BST0609	23			Grab	53.40	1.56
BST0609	24			Grab	50.50	1.47
BST0610	475	480	5	Trench	12.10	0.35
BST0610	168			Grab	6.32	0.19
BST0610	169			Grab	7.21	0.21
BST0610	170			Grab	4.59	0.13
BST0610	391			Grab	57.90	1.69
BST0610	480			Grab	13.05	0.38

South of the Cleary Hill Mine, approximately 900 feet of trenching was completed to further delineate the high-grade veins discovered at surface last fall.  Three small cross trenches tested the continuity of the Colorado vein, the northernmost vein in the swarm.  Although trenching activities in this area were hampered by frozen ground conditions, grab sample assays included 16.25 g/tonne (0.47 oz/ton) and 13.75 g/tonne (0.40 oz/ton) in trench CL0601 and 30.00 g/tonne (0.88 oz/ton) in trench CL0603.

Trenching on strike of the Wackwitz Vein (WC0603), with 5 foot long samples taken perpendicular to the strike every five feet, returned consistent high grade assays averaging 16.4 g/tonne (0.48 oz/ton) over 235 feet, with the highest grade 50 foot section averaging 53.1 g/tonne (1.5 oz/ton) over 50 feet.  The vein averages between 5” to 10” in width and is easily identifiable due to its uniquely banded grey and white quartz texture and continuous nature.

Significant Trench and Grab Sample Assays – Wackwitz Vein Trench Samples

Trench	From (foot)	To (foot)	Sample Width (feet)	Sample Type	Gold grade g/tonne	Gold grade oz/ton
WC0603	0	5	5	Trench	3.44	0.10
WC0603	5	10	5	Trench	26.40	0.77
WC0603	10	15	5	Trench	104.00	3.03
WC0603	15	20	5	Trench	5.46	0.16
WC0603	20	25	5	Trench	163.50	4.77
WC0603	25	30	5	Trench	4.75	0.14
WC0603	30	35	5	Trench	3.03	0.09
WC0603	40	45	5	Trench	143.50	4.19
WC0603	45	50	5	Trench	36.60	1.07
WC0603	50	55	5	Trench	42.80	1.25
WC0603	65	70	5	Trench	13.65	0.40
WC0603	70	75	5	Trench	27.40	0.80
WC0603	75	80	5	Trench	7.18	0.21
WC0603	80	85	5	Trench	8.40	0.25
WC0603	130	135	5	Trench	3.25	0.10
WC0603	175	180	5	Trench	9.16	0.27
WC0603	185	190	5	Trench	79.60	2.32
WC0603	195	200	5	Trench	8.13	0.24
WC0603	225	230	5	Trench	22.00	0.64
WC0603	230	235	5	Trench	41.50	1.21
WC0603	3			Grab	5.35	0.16

Trench	From (foot)	To (foot)	Sample Width (feet)	Sample Type	Gold grade g/tonne	Gold grade oz/ton
WC0603	50			Grab	105.50	3.08
WC0603	89			Grab	7.22	0.21

Fifty feet to the south and parallel to the Wackwitz vein, a new shear zone was discovered in trenches WC0601 and WC0602.  Although lower grade than the other exposed veins and shear zones, this shear exhibited good consistency in the 1 to 5 g/tonne range.  Although the shear zone was often wider than the 15 foot widest part of the trench, composite samples were limited to 10 feet in length, taken every 10 feet perpendicular to the strike of the shear zone.  Over its 150-foot length, trench WC0602 averaged 2.2 g/tonne (0.064 oz/ton), and trench WC0601, located along the same structure, assayed 2.3 g/tonne (0.067 oz/ton) over 70 feet.

Fifty feet north of the Wackwitz vein and perpendicular to the strike of the vein swarm, WC0605 assayed 11.5 g/tonne (0.34 oz/ton) over 10 feet with grab samples of 31.9 g/tonne (0.93 oz/ton) and 38.1 g/tonne (1.11 oz/ton), confirming that additional veins remain to be discovered and delineated within this area.

Based upon the success of this program, Freegold will be commencing further work in September and October.  Work will include approximately 2,500 feet of supplemental trenching aimed at continued delineation of high-grade veins and shear zones that remain open along strike, along with bulk sampling of the areas outlined in trenches BST0603, WC0602 and WC0603.  The bulk-sampling program will involve the collection, crushing, screening and sampling of approximately 10,000 tons of surface vein material for grade confirmation and for cash flow generation purposes.

A total of 410 trench samples were collected using 5 and 10-foot sample intervals, along with 112 grab samples.  All samples were prepared by Alaska Assay Laboratories in Fairbanks, Alaska and pulps were submitted to ALS Chemex Labs in North Vancouver, BC, for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company that is actively exploring advanced stage gold projects in Idaho (Almaden), Alaska (Golden Summit) and the Yukon Territory (Grew Creek).  Freegold has recently enhanced its management team with a new President and VP Exploration that have an excellent track record in generating shareholder value through the creation and operation of numerous North American gold producers.  In addition to focusing on its Golden Summit project, Freegold is in the midst of a 34,000-foot drilling program aimed at expanding gold resources at its Almaden project in Idaho before updating its 1997 feasibility study.

On behalf of the Board of Directors

For further information:

Investor Relations:

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

ir@freegoldventures.com

President and C.E.O.

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.